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                                                                     EXHIBIT (1)

FOR IMMEDIATE RELEASE

HYDROGENICS ANNOUNCES THIRD QUARTER 2001 FINANCIAL RESULTS


TORONTO, NOV. 20, 2001 -- HYDROGENICS CORPORATION (NASDAQ: HYGS AND TSE: HYG), a leading designer and manufacturer of proton exchange membrane (PEM) fuel cell systems, today announced the highlights of its corporate activity and its financial results for the third quarter ending September 30, 2001.

Hydrogenics recorded revenues of US $2.5 million for the three months ended September 30, 2001, compared with US $2.6 million for the same period in 2000. Hydrogenics recorded net income of US $0.3 million or $0.01 per share for the three months ended September 30, 2001, compared with a net loss of US$ 54,000 or ($0.00) per share for the same period in 2000. Excluding the effect of foreign exchange the Company incurred a net loss for the third quarter of US$ 0.9 million or ($0.03) per share.

"To operate close to sustainability was our promise to shareholders at the beginning of this year and, in spite of the ongoing deterioration of global market conditions, we continue to deliver on this promise," commented Pierre Rivard, President and CEO of Hydrogenics. "These results have been achieved by garnering revenue from exciting new value streams, representing a crucial step in our evolution from a supplier of test and optimization equipment, to an integrator and developer of fuel cell power products. We are excited to be realizing this transition sooner than we had originally anticipated."

GENERAL MOTORS ALLIANCE

On October 16, 2001, Hydrogenics announced a defining corporate alliance with General Motors. The alliance encompasses a number of significant activities including shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, co-branding and marketing strategies. The key elements of this transaction are as follows:

- Worldwide, royalty-free license to certain General Motors' fuel cell stack design and related intellectual property. Hydrogenics has these rights in perpetuity, including subsequent improvements to the licensed technology.

-    Access to GM's distribution and supply channels.

- Utilization of GM's vast experience in many aspects of product launches, ranging from materials, manufacturing, and packaging.

- Appointment of a GM director and an observer to Hydrogenics' board of directors.

"We are delighted to be partnering with the world's largest vehicle manufacturer and leading developer of fuel cell technology," said Mr. Rivard. "Our relationship with GM and the members of its world class innovation and technology team will significantly enhance our ability to penetrate markets across the transportation, stationary and



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portable spectrum. I am confident that our collective efforts will accelerate the introduction of fuel cell vehicles and other premium power products."

BUSINESS HIGHLIGHTS OF THE THIRD QUARTER

- Efforts toward realizing strategic alliances reached new levels in the third quarter, culminating in the announcement of the landmark alliance with General Motors.

- Delivered 3 HyPM(TM) power modules during the third quarter and ended the quarter with an order backlog for an additional 10 HyPM(TM) power modules.

- Realized significant benefits from Hydrogenics recently signed Japanese distributorship (Toyota Tsusho Corporation), by securing a first sale with the Toyota Motor Company, as well as a repeat order from Nissan Motor Company.


FUEL CELL TECHNOLOGY ADVANCEMENTS FOR THE THIRD QUARTER

- Substantially completed the HyUPS(TM) prototype, a fully integrated uninterrupted power supply (UPS) system. HyUPS(TM) systems are being developed as backup power generators for telecom and other critical backup power markets.

- Completed second vehicular system integration contract (25 kW) during the quarter.

- Commenced development work on a second generation 5 kW HyPORT(TM) system. This product is being adapted to offer flexibility for UPS and APU (Auxiliary Power Unit) applications.

- Made significant progress in developing the 50 kW HySTAT(TM) stationary power generator which is to be integrated with a natural gas reformer. This product is targeted at multi-residential and commercial stationary power applications.

- Commenced work on a prototype 500-watt compact power generator that Hydrogenics is developing under contract with the Department of Defense Canada. This product is designed to charge batteries and power instrumentation in the field. A unique feature of this product is Hydrogenics' proprietary chemical hydride subsystem.


FINANCIAL DETAILS FOR THE THIRD QUARTER

Revenues were US$ 2.5 million for the three months ended September 30, 2001, compared with US$ 2.6 million for the same period in 2000. For the nine months ended September 30, 2001, revenues were US$ 4.2 million compared with US$ 7.0 million in the corresponding period in 2000. At the end of the third quarter the Company had outstanding orders of approximately US$ 4.2 million. Subsequent to quarter end, this backlog has more than doubled to approximately US$ 10.0 million.


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The Company realized a gross margin of US$ 0.8 million, or 32 percent of revenues, for the three months ended September 30, 2001, compared with US$ 0.7 million or 28 percent of revenues for the same period in 2000. For the nine-month period the Company realized a gross margin of US$ 1.4 million or 33 percent, compared with US$ 2.2 million or 32 percent of revenues for the corresponding period in 2000.

Interest income, net of bank charges, increased to US$ 0.6 million for the three months ended September 30, 2001, compared with US$ 16,000 for the three months ended September 30, 2000. For the nine-month period ended September 30, 2001, interest income increased to US$ 2.4 million compared with US$ 58,000 in the corresponding period in 2000. The Company incurred a foreign exchange gain of US$ 1.2 million for the three months ended September 30, 2001, as a result of a strengthening U.S. dollar against the Canadian dollar.


OUTLOOK

Based on preliminary information, Hydrogenics is revising its revenue guidance for the fourth quarter and full year 2001 to US $3.0 million, and US $7.0 to $7.5 million, respectively. Hydrogenics presently has a confirmed order backlog of approximately US$ 10.0 million.

"In spite of challenging economic conditions, we have been able to develop new revenue streams sooner than our business model anticipated," said Mr. Rivard. "Quite simply, our prospects have never been better, both from a corporate development and projected revenue growth point of view. As we compare the Hydrogenics of today to the Hydrogenics of nine months ago, it is apparent we have developed into a very different company, replete with unique capabilities and a robust portfolio of opportunities."


CONFERENCE CALL DETAILS

Hydrogenics will conduct a conference call to discuss third quarter results which will be simultaneously Webcast live on Tuesday November 20, 2001 at 10:30 a.m. EST / 7:30 a.m. PST. The call will feature Pierre Rivard, President and CEO and Gary Brandt, CFO. Investors are invited to listen to the call live via the Hydrogenics corporate Web site, http://www.hydrogenics.com. Please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. A replay of the call will be available on the Hydrogenics corporate site two hours after the completion of the conference call.


ABOUT HYDROGENICS

Hydrogenics Corporation (http://www.hydrogenics.com) is a fuel cell technology company focused on the commercialization of proton exchange membrane ("PEM") fuel cells for clean power generation. Hydrogenics develops and manufactures fully integrated PEM fuel cell test systems, including related peripheral products and associated diagnostic and control equipment. The knowledge and expertise that Hydrogenics has acquired from the development and manufacture of its fully automated test and control systems is being actively applied to the development of fuel cell power



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generation products with broad commercial applications. Hydrogenics' strategy is to exploit energy markets across the transportation, stationary and portable spectrum. Hydrogenics' head office is located in Mississauga, Ontario, Canada.


This release contains forward-looking statements within the meaning of the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. These risks include the following: (1) technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business; (2) changes in general economic, financial or business conditions adversely affecting the business or the markets in which Hydrogenics operates, (3) the ability to attract and retain customers and business partners, and (4) dependency on third party suppliers. These factors should be considered carefully and readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' Form 20F filed with the Securities and Exchange Commission on May 22, 2001 for a more complete discussion of factors that could affect Hydrogenics' future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

COMPANY CONTACTS:
Hydrogenics, Mississauga, Canada
Investor Relations
Phone: 905/361/3660
Email: investors@hydrogenics.com

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HYDROGENICS CORPORATION
Consolidated Balance Sheets

AS AT SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
--------------------------------------------------------------------------------
(expressed in thousands of U.S. dollars, except per share amounts)

                                               SEPTEMBER 30,        DECEMBER 31,
                                                       2001                2000
                                                 (unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                            8,335              77,436
Short term investments                              60,066                   -
Accounts receivable and unbilled revenues            3,161               2,582
Grants receivable                                      537                  75
Inventories                                          3,130               1,213
Prepaid expenses                                       296                 122
                                                   -------             -------
                                                    75,525              81,428

Deposits                                                63                  67

Capital assets                                       3,553               1,497
                                                   -------             -------

                                                    79,141              82,992
                                                   =======             =======

Liabilities

Current liabilities
Accounts payable and accrued liabilities             1,709               2,463
Income taxes payable                                     -                 169
                                                   -------             -------

                                                     1,709               2,632

Loan payable                                           205                 100
                                                   -------             -------
                                                     1,914               2,732
                                                   -------             -------

Shareholders' Equity

Share capital                                       80,767              80,740
Deficit                                               (884)             (1,843)
Currency translation adjustment                     (2,656)              1,363
                                                   -------             -------
                                                    77,227              80,260
                                                   -------             -------

                                                    79,141              82,992
                                                   =======             =======


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HYDROGENICS CORPORATION
(Unaudited)
Consolidated Statements of Cash Flows

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
--------------------------------------------------------------------------------
(expressed in thousands of U.S. dollars, except per share amounts)

                                            THREE MONTHS ENDED           NINE MONTHS ENDED
                                                SEPTEMBER 30,              SEPTEMBER 30,
                                           --------------------         --------------------
                                              2001        2000            2001        2000
REVENUES                                     2,450       2,568           4,214       7,028

COST OF REVENUES                             1,663       1,858           2,840       4,781
                                            ------      ------          ------      ------
                                               787         710           1,374       2,247
                                            ------      ------          ------      ------

OPERATING EXPENSES
Selling, general and administrative          1,269         431           3,262       1,183
Research and development                     1,338         269           2,820         678
Research and development grants               (391)        (35)           (944)       (141)
Depreciation of capital assets                  81          33             175          56
                                            ------      ------          ------      ------
                                             2,297         698           5,313       1,776
                                            ------      ------          ------      ------
Income (loss) from operations               (1,510)         12          (3,939)        471
                                            ------      ------          ------      ------

Other income (expenses)
Accrued dividends and amortization
 of discount on preferred
 shares                                       --           (82)           --          (231)
Provincial capital tax                          18        --              (109)       --
Interest                                       619          16           2,387          58
Foreign exchange                             1,216        --             2,732        --
                                            ------      ------          ------      ------
                                             1,853         (66)          5,010        (173)
                                            ------      ------          ------      ------
Income (loss) before income taxes              343         (54)          1,071         298

Current income tax expense                      26        --               112         269
                                            ------      ------          ------      ------
Net income (loss) for the period               317         (54)            959          29

DEFICIT - BEGINNING OF PERIOD               (1,201)        (24)         (1,843)       (107)
                                            ------      ------          ------      ------

DEFICIT - END OF PERIOD                       (884)        (78)           (884)        (78)
                                            ======      ======          ======      =======

Earnings (loss) per share (note 5)
Basic                                         0.01       (0.00)           0.03        0.00
Diluted                                       0.01       (0.00)           0.02        0.00


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HYDROGENICS CORPORATION
(Unaudited)
Consolidated Statements of Cash Flows

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001
AND 2000
-----------------------------------------------------------------------
(expressed in thousands of U.S. dollars, except per share amounts)

                                                            THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                               SEPTEMBER 30,                     SEPTEMBER 30,
                                                          -----------------------           ----------------------
                                                           2001             2000             2001            2000
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income (loss) for the period                             317              (54)             959              29
Items not affecting cash
    Depreciation of capital assets                           245               94              506              56
    AMORTIZATION OF DISCOUNT ON PREFERRED SHARES            --                 24             --                68
    Foreign exchange                                      (1,082)            --             (1,403)           --
    Imputed interest on grant payable                          5             --                 14            --
Net change in non-cash working capital                      (265)            (505)          (4,231)         (1,689)
                                                         -------          -------          -------         -------
                                                            (780)            (441)          (4,155)         (1,536)
                                                         -------          -------          -------         -------

INVESTING ACTIVITIES
Short term investments                                   (61,385)            --            (61,653)           --
Purchase of capital assets                                (1,172)            (419)          (2,693)           (645)
                                                         -------          -------          -------         -------
                                                         (62,557)            (419)         (64,346)           (645)

FINANCING ACTIVITIES
Increase in loan payable                                    --               --                 98              95
Preferred shares issued - net of issuance costs             --               --               --             3,623
Common shares issued                                          19             --                 27               4
Increase in deferred costs                                  --               --               --              (636)
                                                         -------          -------          -------         -------

                                                              19             --                125           3,086
                                                         -------          -------          -------         -------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS DURING THE PERIOD                           (63,318)            (860)         (68,376)            905
EFFECT OF EXCHANGE RATE ON CASH                             (337)             (25)            (725)            (51)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD           71,990            2,192           77,436             453
                                                         -------          -------          -------         -------

CASH AND CASH EQUIVALENTS - END OF PERIOD                  8,335            1,307            8,335           1,307
                                                         =======          =======          =======         =======

SUPPLEMENTAL DISCLOSURE
Interest paid                                               --               --                  1            --
Income taxes paid                                             41             --                273            --
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